Filed by Westvaco Corporation
                           pursuant to Rule 425 under the Securities Act of 1933
                                  and deemed filed pursuant to Rule 14a-12 under
                                         the Securities and Exchange Act of 1934
                                          Subject Company:  Westvaco Corporation
                                                       Commission File No.1-3013


The following message from John Luke, Jr. to the employees of Westvaco Corporation was released on October 1, 2001.


Monday Message from John Luke, Jr.

At the conclusion of a month whose events we will always recall, it is reassuring to note that our country's leadership is strong and resolved. Above all, it is heartening to see the people of the United States and the entire civilized world responding with a unity that is unprecedented in the period since World War II.

Our economy, which had already been weakening, continues to be challenged, and this has obviously been reflected in the recent performance of the stock market. Though it may have been difficult at times to stay focused on business since September 11, it has seldom been more important that business continue to demonstrate determination and resilience.

At Westvaco and Mead, we have made steady and important progress towards our impending merger. We are putting teams in place, with representatives from both companies, and they are working aggressively to prepare for the combination of our two companies. Meanwhile, each of our Westvaco businesses continues to make progress in implementing our strategic initiatives.

The enthusiasm investors are expressing for our planned merger is very encouraging. [As you can see from the chart below, in a month of unusual stock market decline, shares of Westvaco and Mead have fared substantially better than the market in general. The 11.8% decline in Westvaco and Mead shares since August 28 was 25% less than the decline in the Dow Jones Industrial Index and 37% less than the decline the Paper Index-which measures the performance of shares in eight other forest products companies.]

Best of all, the stock market's enthusiasm for the new MeadWestvaco is matched by the enthusiasm that customers, suppliers and many of you are expressing.

No one expects U.S. and global economic recovery to occur in the immediate term. In fact, we all will have to be prepared for an adverse market environment that could last for at least several more months. At the same time, we can be confident due to our own independent strategic initiatives and our pending merger with Mead that our long-term prospects have never been better.

In these challenging economic circumstances, I am very grateful for your steadfast commitment and dedication. Our new company will benefit greatly from your good work.

--------------------------------------------------------------------------------
Percent Change in Mead/Westvaco

================================================================================

--------------------------------------------------------------------------------
% Change since Announcement
--------------------------------------------------------------------------------
[Line Graph depicting the following information:

                Mead         Westvaco        DJIA           Paper Index

8/28/01         (3%)-1%      (3%)-1%         (-3%)-1%       (3%)-1%

8/31/01         9%-13%       9%-13%          (-3%)-1%       (3%)-1%

9/3/01          9%-13%       13%-17%         (-3%)-1%       (3%)-1%

9/5/01          9%-13%       9%-13%          (3%)-(7%)      (3%)-(7%)

9/9/01          1%-5%        1%-5%           (3%)-(7%)      (3%)-(7%)

9/12/01         (3%)-1%      (3%)-1%         (7%)-(11%)     (7%)-(11%)

9/15/01         (3%)-(7%)    (3%)-(7%)       (11%)-(15%)    (11%)-(15%)

9/18/01         (3%)-(7%)    (3%)-(7%)       (11%)-(15%)    (15%)-(19%)

9/21/01         (15%)-(19%)  (15%)-(19%)     (19%)-(23%)    (19%)-(23%)

9/24/01         (11%)-(15%)  (11%)-(15%)     (15%)-(19%)    (15%)-(19%)]

Note: The Paper Index is comprised of Abitibi Consolidated, Boise Cascade, Bowater, Georgia Pacific, International Paper, Potlatch, Temple Inland, Weyerhaeuser


                           (click image to enlarge)

The Mead Corporation and Westvaco Corporation will be filing a joint proxy statement/prospectus and other relevant documents with the SEC concerning the proposed merger of Mead and Westvaco. INVESTORS ARE URGED TO READ THE
JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED MERGER. Investors will be able to obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Mead or Westvaco with respect to the proposed transaction may be obtained free of charge by contacting The Mead Corporation, Mead World Headquarters, Courthouse Plaza Northeast, Dayton, Ohio 45463, Attention: Mark Pomerleau, Director of Investor Relations (tel.:
(937) 495-3456), or Westvaco Corporation, One High Ridge Park, Stamford, Connecticut 06905, Attention: John W. Hetherington (tel.: (203) 461-7500). INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.


Mead and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Mead shareholders. The directors and executive officers of Mead include: John G. Breen, Duane E. Collins, William E. Hoglund, James G. Kaiser, Robert J. Kohlhepp, John A. Krol, Susan J. Kropf, Raymond W. Lane, Sue K. McDonnell, Timothy R. McLevish, Ian Millar, Heidi G. Miller, Lee J. Styslinger, Jr., Jerome F. Tatar and J. Lawrence Wilson. Collectively, as of January 31, 2001, the directors and executive officers of Mead beneficially owned less than 1% of the outstanding shares of Mead's common stock (excluding shares subject to options). Westvaco and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Westvaco stockholders. The directors and executive officers of Westvaco include: James A. Buzzard, Michael E. Campbell, Dr. Thomas W. Cole, Jr., David F. D'Alessandro, Richard B. Kelson, Douglas S. Luke, John A. Luke, Jr., Robert C. McCormack, David E. McIntyre, Karen R. Osar, Jane L. Warner, Wendell L. Willkie, II and Richard A. Zimmerman. Collectively, as of November 30, 2000, the directors and executive officers of Westvaco beneficially owned less than 1% of the outstanding shares of Westvaco's common stock (excluding shares subject to options). Shareholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.